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                               6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                  August 16, 2002

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  X          Form 40-F
                                ---                   ---

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                             ---                 ---

     If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------

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"This Report on Form 6-K contains a press release dated August 16, 2002.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BASF Aktiengesellschaft


Date: August 16, 2002                  By:    /s/ Kurt Leidner
                                       ------------------------------------
                                       Name:  Kurt Leidner
                                       Title: Director Communications
                                              Ludwigshafen site


                                       By:    /s/ Christian Schubert
                                       ------------------------------------
                                       Name:  Christian Schubert
                                       Title: Director Communications
                                              BASF Group
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Presse-Information

                                                        August 15, 2002
                                                        P 274e
                                                        Karin Moeschke
                                                        Phone: 49 621 60-20732
                                                        Fax: +49 621 60-92693
                                                        E-mail: karin.moeschke
                                                        @basf-ag.de



EVA KRAUT NEW MEMBER OF THE SUPERVISORY BOARD OF BASF AKTIENGESELLSCHAFT


Eva Kraut, chairwoman of the works council of BASF IT Services GmbH, located in Ludwigshafen, was today (August 15, 2002) appointed as a new member of the Supervisory Board of BASF Aktiengesellschaft as a successor to Ellen Schneider. Ellen Schneider, who was previously chairwoman of the joint works council. of Elastogran GmbH, resigned from the Supervisory Board with effect from August 19, 2002 for personal reasons. Eva Kraut joined BASF in 1980 and has acted as a full-time works councilor at BASF IT Services GmbH since June 2001. Prior to this, Eva Kraut, who is a communications technology engineer, worked as an SAP consultant at BASF.

Eva Kraut's appointment is effective as of August 20, 2002 and was made by the municipal court in Ludwigshafen at the joint request of the BASF Group Works Council and the German Mining, Chemical and Energy Industries Union (IG BCE). The appointment is valid until the next regular election of the Supervisory Board by the Annual Meeting.

BASF is the world's leading chemical company. It aims to increase and sustain its corporate value through growth and innovation. BASF offers its customers a range of high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas. BASF's distinctive approach to integration, known in German as "Verbund," is its strength. It enables the
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company to achieve cost leadership and gives it a decisive competitive advantage in the long term. BASF acts in accordance with the principles of Sustainable Development. In 2001, BASF had sales of E32.5 billion (circa $29 billion) and over 90,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.



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BASF Aktiengesellschaft
67056 Ludwigshafen
Telefon  +49 621 60-0             +49 621 60-9 99 38 (Corporate Media Relations BASF-Gruppe)
Telefax  +49 621 60-2 01 29       +49 621 60-9 93 91 (Presse Standort Ludwigshafen)
http://www.basf.de                E-Mail: presse.kontakt@basf-ag.de                                  BASF
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